Copa Airlines Announces 2014 Growth Plans, Three New Destinations

- Panamanian airline will begin service to Georgetown, Guyana; Fort Lauderdale, Fla., and Montreal; Canada, at mid-year

- The new destinations will bring Copa's route network to a total of 69 destinations in 30 countries in North, Central and South America and the Caribbean

- Copa Airlines transported more than 11 million passengers in 2013 and increased capacity by 14 percent

PANAMA CITY, Jan. 22, 2014 /PRNewswire/ -- Copa Airlines, subsidiary of Copa Holdings, S.A., {NYSE: CPA}, today announced growth plans for the first half of 2014, which include the launch of new direct flights from Panama to: Montreal; Canada, Fort Lauderdale, Fla., and Georgetown, Guyana. In addition, Copa will add aircraft to its fleet, for a 10 percent growth in capacity.

The new routes will strengthen Copa's position in regional air travel and provide passengers in Montreal, Fort Lauderdale and Georgetown the fastest and most efficient way to connect with Latin America via Copa's Hub of the Americas at Tocumen International Airport in Panama, thus increasing travel options and improving connections throughout Copa Airlines' extensive route network.

"Our sustained growth in recent years has allowed us to reinforce our leadership in the region and to continue the Hub of the Americas' position as the most successful and efficient hub for travel to and from, as well as within, Latin America," explained Copa CEO Pedro Heilbron. "Our success has benefited Latin America, and has stimulated business and the creation of new jobs and investment in Panama."

The airline will add eight new Boeing Next Generation 737-800 aircraft in 2014, bringing its total fleet to 98 state-of-the-art aircraft, and increasing capacity by 10 percent.

New Destinations:

  Montreal, Canada: As part of its effort to increase its route network in the northern part of the continent, Copa will offer four-times-weekly flights to the city of Montreal, a major world cultural center and a well-known tourism destination. The new flight, which will begin June 3 of this year, is Copa's second Canadian destination.
  Fort Lauderdale, Fla.: Copa will offer flights four times a week between Fort Lauderdale, Fla., and the Hub of the Americas, beginning July 11, 2014.  The coastal region, with its booming tourism industry and growing Latin American population, will be Copa's fourth destination in the state of Florida and its 10th in the United States.
  Georgetown, Guyana: Beginning July 11, 2014, Copa will offer twice-weekly flights to Georgetown, the capital and principal city of the Co-operative Republic of Guyana. The new route, Copa Airlines' first to this South American country, connects the area with Panama and the region.

The new cities served will bring Copa Airlines' total number of destinations to 69 in North, Central and South America and the Caribbean served from its Hub of the Americas at Tocumen International Airport in Panama City, Panama – the hub with the most destinations and international flights on the continent.

Copa Airlines major accomplishments for 2013 include:

  Transported 11,316,678 million passengers
  Increased capacity by 14 percent
  Received Skytrax awards for "Best Airline and "Best Cabin and Airport Crew" in Central America and the Caribbean
  Added two destinations to its route network: Boston, Massachusetts, y Tampa Bay, Florida.
  Added 13 flight frequencies to key destinations already served.
  Achieved an on-time performance of nearly 90 percent, on par with the best airlines in the world
  Received seven new Boeing 737-800 Next Generation aircraft, ending 2013 with a fleet of 90 aircraft
  Ended the year with 8,644 employees throughout the Americas, of which 5,783 are in Panama.

About Copa Holdings, S.A.

Copa Airlines and Copa Airlines Colombia, subsidiaries of Copa Holdings, are leading Latin American providers of passengers and cargo services. The airlines currently offer service to 69 destinations in 30 countries in North, Central and South America and the Caribbean. During Copa Airlines' more than 65 years of uninterrupted operations, it has transformed the Hub of the Americas in Panama into the leading hub on the continent. Copa operates one of the youngest and most modern fleets in the industry, consisting of 90 aircraft: 64 Boeing 737 Next-Generation aircraft and 26 Embraer-190s, and has an on-time performance of almost 90 percent, on par with the major airlines worldwide. Copa is a member of the Star Alliance, the leading global airline network, offering passengers 1,328 destinations in 195 countries with more than 21,900 daily flights and 900 VIP lounges. To make reservations and seat assignments, participate in the world-renowned frequent-flyer program MileagePlus, keep a trip log, check in for flights, print boarding passes, and purchase tickets through secure online transactions in 11 different currencies, visit www.copa.com.

CPA-G

Copa Holdings, S.A.
Media Relations
507-304-2672
mediarelations@copaair.com